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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Two Harbors Investments Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90187B101

(CUSIP Number)

October 29, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,584,080
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,584,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,584,080 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.6%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Special Opportunies Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,584,080
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,584,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,584,080 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.6%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Special Opportunites Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,584,080
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,584,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,584,080 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.6% (See item 4)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Special Opportunities Fund L.P, Series A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,584,080
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,584,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,584,080 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.6% (See item 4)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (2-02)

Item 1.

(a)	Name of Issuer

Two Harbors Investment Corporation

(b)	Address of Issuer’s Principal Executive Offices

601 Carlson Parkway

Suite 330

Minneapolis, MN 55305

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”);

(ii)	Whitebox Special Opportunities Advisors, LLC, a Delaware limited liability company (“WSOA”);

(iii)	Whitebox Special Opportunities Fund, L.P., a Delaware limited partnership (“WSOFLP”);

(iv)	Whitebox Special Opportunities Fund, L.P, Series A, a Delaware limited partnership (“WSOFLPA”);

(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WSOA, WSOFLP, and WSOFLPA is:

3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416

(c)	Citizenship

WA, WSOA, WSOFLP, and WSOFLPA are organized under the laws of the State of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

90187B101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

SEC 1745 (2-02)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

        Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned

WA, acting as an investment adviser to its client, is deemed to be the beneficial owner of 2,584,080 shares of Common Stock of the Issuer.

WSOA, is deemed to beneficially own 2,584,080 Shares of Common Stock of the Issuer.

WSOFLP is deemed to beneficially own 2,584,080 shares of Common Stock as a result of its indirect ownership of Common Stock and Warrants of the Issuer.

WSOFLPA is deemed to beneficially own 2,584,080 shares of Common Stock of the as a result of its indirect ownership of Common Stock and Warrants of the Issuer.

As a result of the relationship described in this statement, each of WA, WSOA, and WSOFLPA, may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by WSOFLP. WSOA, and WSOFLPA, each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.*

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WSOA, WSOFLP, and WSOFLPA are a group, or have agreed to act as a group.*

(b)	Percent of Class

WA beneficially owns 18.6% of the Issuer’s Common Stock.*

WSOA is deemed to beneficially own 18.6 % of the Issuer’s Common Stock

WSOFLP is deemed to beneficially own 18.6 % of the Issuer’s Common Stock

WSOFLPA is deemed to beneficially own 18.6 % of the Issuer’s Common Stock

The percentage of Common Stock reportedly owned by each entity herein is based on 13,399,000 shares of outstanding Common Stock of the Issuer, which is the total number of shares issued and outstanding on October 29,2009.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

WA has shared voting power with respect to 2,584,080 shares of the Issuer’s Common Stock.

WSOA, WSOFLP, and WSOFLPA have shared voting power with respect to 2,584,080 Shares of the Issuer’s Common Stock.

SEC 1745 (2-02)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

WA has shared voting power with respect to 2,584,080 shares of the Issuer’s Common Stock.

WSOA, WSOFLP, and WSOFLPA have shared voting power with respect to 2,584,080 Shares of the Issuer’s

Common Stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SEC 1745 (2-02)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2009
Date

/s/ JONATHAN D. WOOD
Signature

Jonathan D. Wood as Chief Operating Officer of Whitebox Advisors, LLC, Whitebox Special Oportunities Advisors, LLC, Whitebox Special Opportunities Fund, L.P, and Whitebox Special Opportunities Fund L.P, Series A.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SEC 1745 (2-02)